PRESS RELEASE

Loncor Announces Private Placement Financing and Provides Corporate Update

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – January 21, 2015 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that it proposes to carry out a non-brokered private placement of up to 8,000,000 common shares of the Company (the "Shares") at a price of Cdn$0.06 per Share for proceeds to the Company of up to Cdn$480,000. Closing of this financing (the "Financing") is subject to receipt of all necessary approvals, including board and Toronto Stock Exchange approvals. The Company intends to use the proceeds from the Financing for general corporate purposes. Insiders of the Company may purchase up to 50% of the Shares.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Corporate Update

The Company is in discussions with several parties regarding a possible joint venture agreement for all or part of the Company’s Ngayu project in the Democratic Republic of the Congo.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. Loncor also owns or controls 51 exploration permits covering areas in North Kivu province located west of the city of Butembo. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Financing) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, failure to complete the proposed Financing, the need to satisfy regulatory and legal requirements with respect to the proposed Financing, changes in gold prices and equity markets, political developments in DRC, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 31, 2014 relating to the year ended December 31, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.